INVESTOR DISCLOSURE PACKET

OLD KING HENRY, LLC

(a Delaware limited liability company)

$1,000,000

Limited Liability Company Interests

OLD KING HENRY LLC

1100 Peachtree St, NE Suite 900

Atlanta, Georgia 30309 United States

September 5, 2023

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Old King Henry, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	April 26, 2023
Kind of Entity (Check One)	_____ Corporation __X__ Limited liability company _____ Limited Partnership
Street Address	1100 Peachtree St., NE Suite 900 Atlanta, Georgia 30309 United States
Website Address	https://wallstreetcapitalpartners.net/

	As of April 26, 2023
Total Assets	$0.00
Cash & Equivalents	$0.00
Account Receivable	$0.00
Short-Term Debt	$0.00
Long-Term Debt	$0.00

Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	$0.00

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ______________

NO _______X_______

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Joel Miller	
All positions with the Company and How Long for Each Position	**Position:** Managing Member	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Providing and syndicating Debt and Equity for Real Estate transactions for the last 30 years. This includes the financing and acquisition of everything from single-family homes to multifamily apartments, office buildings, etc.	
Principal Occupation During Last Three Years	CEO of Wall Street Capital Advisors	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

Person #2

Name	Tim Mulcahy	
All positions with the Company and How Long for Each Position	**Position:** Managing Member	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Former President of Lennar Multifamily for the northeast region. Over his career he has developed 15,000 units of multifamily housing including the 640-unit Arlandria Center in Alexandria VA. He has extensive market exp.	
Principal Occupation During Last Three Years	Real Estate Developer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Joel Miller
Name	Tim Mulcahy

§227.201(d) – The Company's Business and Business Plan

About the Project

Historic Alexandria, VA is just five miles south of Washington DC, a water taxi ride away from the National Harbor and a bike ride from Mount Vernon. The city is nationally recognized for its rich history and beautifully preserved 18th- and 19th-century architecture.[1] Voted one of Travel + Leisure's best places to travel in 2021 and a Condé Nast Traveler top five best small city in the US, 2022, Alexandria has a

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[1]https://visitalexandria.com/?utm_source=google&utm_medium=cpc&utm_campaign=Brand%20Tourism%20Drive%20-%20Market&utm_term=alexandria%20virginia&gclid=CjwKCAjwm4ukBhAuEiwA0zQxk4hutDAiZzk7qYmi4pPu3MlnMttLSF6_ocVxKbjQv-PlgLpvwpWFIhoC2noQAvD_BwE

cosmopolitan feel and a walkable lifestyle.[2] [3] On Old Town Alexandria's King Street mile you'll find more than 200 independent restaurants and boutiques, intimate historic museums and new happenings at the waterfront.

Alexandria was founded in 1749 and boasts the nation's third oldest historic district, with much of the real estate protected under historic preservation guidelines. This rich historic and cultural legacy not only creates the city's unique sense of place, but also represents one of its primary economic and cultural assets and preservation is carefully nurtured.[4] As a result there is not much opportunity for new development.

Wall Street Capital Development Partners (the "Developer") has negotiated with the city to develop an infill housing project in the heart of the central business district, on lots that are currently used for surface parking.[5] Four distinct buildings are planned to be built on two sites at 912-920 King Street and 116 S. Henry Street, providing a total of 50 new residential units and replacing the surface parking with a parking deck and automated parking system that will augment the existing parking (the "Project").[6] [7]

Each of the four buildings planned are distinct in character.

- 912-920 King Street is planned as 31 residential units with approximately 3,650 square feet of retail
- 116 S Henry Street is planned as 17 residential Units with approximately 1,500 square feet of retail
- 109 S Patrick Street is planned as a 4-story luxury 2-over-2 townhouse project
- Downham Way Parking System will be located in the alley between 116 S Henry and 109 S Patrick and accessible from both streets. 142 parking spaces are planned to serve both the residential and retail uses.

The Project site is less than a half-mile in each direction to the Potomac waterfront and the Metro station which provides immediate access to downtown Washington DC. The location is a walker's paradise with a walk score of 98 and convenient biking as well.[8]

The Project sits in an area with very high barriers to entry, meaning that some other developer cannot just buy the lot next door and build a competing product. This is due to the historic nature of the location and the very limited parking in the area.[9] One of the biggest complaints that residents of Alexandria have is that visitors and guests park on the residential streets. This results in reduced privacy and noise as visitors walk through the neighborhoods late at night at closing time for local bars and restaurants.

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[2] https://www.travelandleisure.com/best-places-to-go-2023-6827750

[3] https://www.cntraveler.com/gallery/best-cities-us

[4] https://www.alexandriava.gov/Preservation

[5] https://wallstreetcapitalpartners.net/

[6] https://goo.gl/maps/VQf9PemL85ov7yz66

[7] https://goo.gl/maps/x1p71WBK6B6PMyNi9

[8] https://www.walkscore.com/score/912-king-st-alexandria-va-22314

[9] https://www.alexandriava.gov/parking/parking-in-old-town-alexandria

The Company is planning to build an additional 142 parking spaces, replacing the 40 that currently exist, with 50 assigned for tenant use and the remaining 92 for visitor and municipal parking, in a structured robotic parking solution. The City plans to lease visitor parking spaces from the Company, providing a continuous revenue stream to the Project. The city also has the first right of refusal to purchase the parking building if/when the Project is sold.

The anticipated project milestones are as follows:

August 2023	Permits in hand.
September 2023	Purchase the properties.
October 2023	Construction start.
January 2025	Lease up commences with first 7 units completed.
August 2025	Construction complete and lease up complete.
October 2028	Potential sale of the Project and return of profits to Investors.

The project team is planned to include:

Architect: WinStanley Architects and Planners[10]
Interior Design: ICI Interiors [11]
General Contractor: JAP Construction [12] [13]
Engineering: Bowman[14]
Engineering: Seal Engineering, Inc.[15]
Environmental Consultants: Wetland Studies and Solutions, Inc.[16]
Civil Engineering: R.C. Fields & Associates, Inc.[17]
Acoustics: Hush Acoustics [18]
Inspections: Stevenson Consulting, Inc. [19]
Sales Manager: Gates Hudson [20]
Leasing: McWilliams Ballard [21]
Parking Manager: Westfalia Parking [22]
Property Manager: Gates Hudson

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[10] https://winstanleyarchitects.com/projects/
[11] https://iciinteriors.com/
[12] https://www.facebook.com/JAPConstructionLLC/
[13] https://www.thesevendc.com/general-3
[14] https://bowman.com/
[15] https://seal-eng.com/
[16] https://www.wetlands.com/
[17] https://rcfassoc.com/
[18] https://www.hushacoustics.ca/
[19] https://stevensonconsulting.net/
[20] https://gateshudson.com/multifamily/
[21] https://mcwb.com/
[22] https://www.westfaliaparking.com/

See Exhibit B: Project Overview for further details.

About the Developer

Joel Miller serves as CEO of Wall Street Capital Partners (Advisors), a Real Estate Syndication firm based out of Atlanta GA, which specializes in sourcing and arranging debt and equity for acquisitions, development, and recapitalization of Commercial Real Estate.[23][24] The firm also invests its own acquisition and development projects as a GP investor. Current pipeline includes over 1,100 of Multifamily units primarily in Atlanta and the mid - Atlantic region.

Joel Miller has also been responsible for the intrinsic planning of site development for the execution of conservation strategies. He formerly served as head of Private Equity Fund Management & Investor relations related to Real Estate tax mitigation strategies for Cambridge Capital Partners (CCP). A boutique international investment bank focused on tax mitigation, capital markets, conservation easement strategies, and management advisory services. CCP was built on a platform of delivering tax efficiency with global business solutions. CCP's clients include numerous banks, investors, and Fortune 500 companies throughout the Americas and Europe.

Mr. Miller began his career in New York City at U.S. Trust Co., After strengthening his acumen under some of Wall Street's most influential financial strategists, he founded what would become Wall Street Capital Funding. Under the tutelage of Prudential Securities executives, at 28, he became one of the youngest CEO mortgage bankers in the history of the United States. The firm was ranked as one of the Top 10 Most Dependable Mortgage Companies in the SE.

Mr. Miller has served as strategic adviser to one of the nation's top ten wholesale mortgage banks and has served as a consultant on financial institution mergers. He has served as an adjunct Professor of Economics at the Clayton State University - Management School of Business. In late 2008, he received the privilege of being a tertiary adviser to President Barack Obama's Transition Team on the topics of housing and the economy related to the residential Real Estate crisis of 2008. The Atlanta Business Journal named Mr. Miller one of the Top 40 under 40. He was also the host and producer of the "Mortgage Minute" and "The Joel Miller Show" on Business Radio 1160 AM The CFO, as well as a regular contributor to CNBC.

Currently, he also produces and hosts the Morning's w/ Joel Commercial Real Estate Podcast which interviews and highlights the achievements of minorities in the CRE space. He also teaches the Capital Markets class for Project REAP. This fulfilled a commitment he made to stay accessible and to open his "Rolodex" to expose and encourage the next generation of CRE minorities to opportunities in the CRE space.

Joel lives in Atlanta, has been married over 30 years, and has two sons. He enjoys worldwide travel, swimming and spending his free time researching and sampling fine wines for his cellar.

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[23] https://www.linkedin.com/in/joelamiller/
[24] https://wallstreetcapitalpartners.net/developer/

Timothy T. Mulcahy oversees all relationships related to construction oversight and vendor relations for Wall Street Capital Partners. Prior to this, he was Regional President for Lennar Multifamily where he initiated a new development Division in the Mid-Atlantic Northeast Region concentrating on the development, construction, management, and ownership of residential mixed-use communities. There he

- Supervised the entire spectrum of real estate development including site location, contract negotiation, development approvals, financing, construction, and leasing
- Was responsible for the relationships with the design team, jurisdictional authorities, third party general contractors, in house construction team, equity partners, and financial institutions
- Initiated development and/or construction of 2550 residential units in seven communities with 124,000 square feet of first floor retail. Total Development Costs were approximately $900 million
- Directed the financing of two projects with 480 units through prior banking relationships. Total debt financing of approximately $82 million
- Profitably managed an office of approximately 25 individuals

Amongst development experience dating back over 30 years, Tim also founded and managed Forefront Company from 2017 - 2020, a developer and contractor focused in the mid-Atlantic, and was president and partner of Redbrick Development Group in Washington DC from 2007 - 2013. He has been responsible for the development of 14,000 residential units to date.

About the Change

SMALL CHANGE INDEX™



PEOPLE		PROJECT		PLACE	
Minority-owned	✓	Affordable housing		In an urban metro area	✓
Woman-owned	✓	Infill	✓	Close to a business district	✓
Diverse workforce	✓	Activates the street	✓	Serves an under-served population	✓
Diverse construction team	✓	Reduced parking	✓	Walkable/Bikeable	✓
Community benefits agreement		Minimal site impact		Access to public transit	✓
Community equity participation	✓	LEED-rated	✓	Close to park or public space	✓
Community ownership model		Alternative energy sources		Fresh food easily accessible	✓





About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for a scattered site, multi-family real estate project in Alexandria, VA. Four buildings are planned with a total of 50 units and a parking deck and automated parking garage.

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $300,000. If we have not raised at least the target amount by November 30, 2023 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,000,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

An investor may cancel his or her commitment up until 11:59 pm EST on November 28, 2023 (i.e., two days before the Target Date).

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

About the Market

Alexandria is one of the oldest and most historic cities in America. With its depth of historic buildings and cobblestone streets, it's very easy to understand why the city, state and Federal government have an interest in Alexandria flourishing. It has the added bonus of proximity to Washington DC, acting as a bedroom community for the capital on the opposite shore of the Potomac River.

There is a shortage of new housing in the urban core which is full of historic buildings that cannot be torn down and are further encumbered by height restrictions. The residents who live there struggle with large numbers of visitors to the city in the evening and on weekends, making parking difficult. The proposed project tackles both of these issues, adding 50 new housing units and replacing 40 existing parking spaces with 142. The project site has the added advantage of a very high walk score, with both the DC metro line and the Potomac waterfront just 0.5 miles away. Our tenants will be able to walk out of the door and be in the middle of all the action.

The average income in Alexandria is $120,000 and 65% of the community has an advanced college degree. 90% have health insurance and 66% are paying below 35% of their income in rent so they have disposable income to support local goods and services. Unemployment is below 3% and the median age is 38, resulting in a younger, vibrant community.[25]

Units are expected to average 806 s.f. and rent for approximately $3,959 per month or $4.91 per s.f. This is in line with current market rate rents nearby. Please see Exhibit I for detailed comparables.

Highlights

> **Black-owned.** Project led by a Black developer.
>
> **Urban density**. Conversion of surface parking lots into much-needed housing.
>
> **Sustainable.** Efficient robotic solution. Net zero.

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[25] https://www.alexandriava.gov/Demographics

Location. Top of Travel + Leisure's best places to travel 2021 and a Condé Nast Traveler top 5 best small cities in the US, 2022.

Mobility. Walk to a water taxi or metro.

Walker's paradise. Walk score of 98. Convenient biking too.

Experience. Experienced development team.

About the Finances

The Project is expected to cost approximately $41.12 million to develop from ground up, including land acquisition costs of approximately $9.15 million and hard costs of $27.13 million. It will be financed with a construction loan of approximately $24.67 million (60% of the total anticipated costs) and the remainder in equity, $1 million of which will be raised through this offering. The Company is contributing $1,077,324 towards the total equity required, including the funds raised through this offering.

The financing assumptions to purchase and develop the project are summarized below:

Anticipated projects costs	
Land purchase	$8,800,000
Closing costs	$355,040
Soft costs	$4,837,143
Hard costs (including contingency)	$26,521,442
Commercial (TI, Legal + Commissions)	$605,615
Total project costs	**$41,119,240**
Sources	
Bank loan	$24,671,544
Equity by Company (Manager)	$1,077,324
Equity by Investor Members (Limited Partners)	$15,370,372
Total sources	**$41,119,240**

No distributions will be made to investors until the buildings are occupied and generating net income. We estimate that the first units will be available for lease 15 months after construction starts. The Company plans to refinance loans and return invested funds around month 30, at which time we will have reached stabilization. If refinancing is not prudent, we will look to sell by month 60.

If the Company were to sell the Project at month 60, gross Sales proceeds of over $60 million are anticipated. After all equity has been returned, the Company would expect to have almost $3 million in cash to distribute. See Exhibit A for a more detailed development budget and summary.

How will this work for you?

The mathematical calculation shown below, and in Exhibit J, is based on our current assumptions about the project's completion and operations. This calculation shows what a $5,000 investment might return $15,438, or a multiple of 3.09X, to you over a 5-year period. Some of these assumptions will prove to be inaccurate, possibly for the reasons described in this Risks of Investing document, Exhibit C. Therefore, the results of investing illustrated below are likely to differ in reality, for better or for worse, possibly by a large amount.

THE KING HENRY
Calculation of return for Class B Investors

	Year 1	Year 2	Year 3	Year 4	Year 5	TOTAL
Cash Inflows						
Class B Member Capital	$1,000,000	$0	$0	$0	$0	$1,000,000
LP Capital	$15,580,440	$0	$0	$0	$0	$15,580,440
Construction Loan	$12,748,348	$11,846,728	$275,583	$0	$0	$24,870,659
Rent - Apartments	$0	$1,436,213	$2,551,228	$2,627,765	$2,706,598	$9,321,804
Rent- Amenity Premiums	$0	$37,492	$67,399	$69,421	$71,503	$73,648
Rent - Recurring Charges	$0	$508,246	$902,827	$929,912	$957,809	$3,298,794
Rent - Commercial	$0	$29,068	$318,619	$326,948	$335,528	$1,010,163
Sales Proceeds	$0	$0	$0	$0	$59,562,492	$59,562,492
Total Inflows	**$29,328,788**	**$13,857,747**	**$4,115,656**	**$3,954,046**	**$63,633,930**	**$114,890,167**
Cash Outflows						
Purchase Price	($8,800,000)	$0	$0	$0	$0	($8,800,000)
Acquisition Costs	($355,040)	$0	$0	$0	$0	($355,040)
Ad Valorem Taxes	($78,063)	($16,257)	$0	$0	$0	($94,320)
Architectural & Engineering	($215,000)	($135,000)	$0	$0	$0	($350,000)
Construction Interest	($216,670)	($760,389)	$0	$0	$0	($977,059)
Financing	($432,511)	($13,500)	$0	$0	$0	($446,011)
Furniture, Fixtures & Equipment	($25,000)	($75,000)	$0	$0	$0	($100,000)
Insurance	($264,760)	$0	$0	$0	$0	($264,760)
Marketing	$0	($100,000)	$0	$0	$0	($100,000)
Operating Deficits	$0	($66,436)	$0	$0	$0	($66,436)
Overhead & Administration Fees	($1,123,409)	($842,557)	$0	$0	$0	($1,965,966)
Permits & Fees	($399,929)	$0	$0	$0	$0	($399,929)
Soft Cost Contingency (3.0%)	($119,841)	($65,413)	$0	$0	$0	($185,254)
Hard Costs	($17,127,292)	($9,348,658)	$0	$0	$0	($26,475,950)
Hard Cost Contingency (1.0%)	($171,273)	($93,487)	$0	$0	$0	($264,760)
Commercial (TI, Legal & Commissions)	$0	($330,031)	($275,583)	$0	$0	($605,614)
Loss to Lease	$0	($18,220)	($50,747)	($52,031)	($53,340)	($174,338)
Rental Vacancy & Collection Loss	$0	($190,011)	($121,475)	($125,127)	($128,890)	($565,503)
Rental - Lease Up - Concessions	$0	($155,732)	$0	$0	$0	($155,732)
Rental Operating Expenses	$0	($564,460)	($797,338)	($827,542)	($3,036,868)	($5,226,208)
Asset Management Fee	$0	$0	($125,390)	($136,789)	($136,789)	($398,968)
Development Fee	($1,123,409)	($842,557)	$0	$0	$0	($1,965,966)
Debt Service	($216,670)	($1,756,293)	($2,111,078)	($2,114,006)	($2,114,006)	($8,312,053)
Project Sale Closing Costs	$0		$0	$0	($653,931)	($653,931)
Project Sale Debt Retirement	$0		$0	$0	($24,870,660)	($24,870,660)
Total Cash Outflows	**($30,668,867)**	**($15,374,001)**	**($3,481,611)**	**($3,255,495)**	**($30,994,484)**	**($83,774,458)**
Net Cash Flow	**($1,340,079)**	**($1,516,254)**	**$634,045**	**$698,551**	**$32,639,446**	**$31,115,709**
Investor Capital	$1,000,000	$1,090,000	$1,188,100	$1,295,029	$1,411,582	
Preferred Return	$90,000	$98,100	$106,929	$116,553	$127,042	$538,624
Total Inflows	**$1,090,000**	**$1,188,100**	**$1,295,029**	**$1,411,582**	**$1,538,624**	**$538,624**
Class B Beginning Balance						$1,000,000
9% Preferred Return to Investor Members						$538,624
Net Sales Proceeds to Investor Members						$1,549,000
Total Preferred Return and Proceeds						$2,087,624
Total Investment, Preferred Return, and Proceeds						$3,087,624
Potential Cash Return to $50,000 Investors						*$154,381*
Potential Equity Multiple for $50,000 Investors						*3.09X*
Potential Cash Return to $5,000 Investors						*$15,438*
Potential Equity Multiple for $5,000 Investors						*3.09X*

See Exhibit E, the LLC Operating Agreement, for a legal description of how distributions will be made.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don’t include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit C: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the “target offering amount.” That means the *minimum* amount of money you’re trying to raise in this offering. For example, if you’re trying to raise a minimum of $600,000 but would accept up to $800,000, your “target offering amount” would be $600,000. This question also asks for the “offering deadline.” That means the date when, if you haven’t raised at least the target offering amount, you’d call off the offering and return any money to Investors.

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $200,000. If we have not raised at least the target amount by November 30, 2023– our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,000,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	__X__	Yes
	_____	No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,000,000	
If Yes, how will the Company deal with the oversubscriptions?	_____	We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate.
	___X__	We will accept subscriptions on a first-come, first-served basis.
	_____	Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $300,000:

Use of Money	How Much (approximately)
Cost of Land	$165,000
Pre-development costs	$120,000
Small Change Fees	$15,000
TOTAL	**$300,000**

If we raise the maximum goal of $1,000,000:

Use of Money	How Much (approximately)
Cost of Land	$925,000
Pre-development costs	$25,000
Small Change Fees	$50,000
TOTAL	**$1,000,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

The minimum amount you can invest in the offering is $1,000. Investments above the minimum may be made in increments of $100.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit D.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on November 28, 2023, 48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.[26]

---

[26] https://learn.smallchange.co/educational-materials-title-iii-offerings/

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class B Shares." The price is $1 for each Class B Share.

We arrived at the price as follows:

● We estimated how much money we need to complete the project.
● We estimated the value of the project when it's completed.
● We estimated what we believe is a fair return to Investors.
● Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class B Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated September 5, 2023, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit E and a summary as Exhibit F.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time after bank loans have been repaid amongst all Members as follows: i) 75% to the holders of Class A shares and ii) 25% to the holders of Class B shares and the Sponsor.

Distribution of the funds referred to (ii) above shall be as follows:

1. First, the Available Cash shall be distributed to the holders of Class B shares, including the Sponsor in its role as a Class B shareholder, until they have received their Preferred Return for the current year.

2. Second, the balance of the Available Cash, if any, shall be distributed to the the holders of Class B shares, including the Sponsor in its role as a Class B shareholder, until they have received any shortfall in the Preferred Return for any prior year.
3. Third, the balance of the Available Cash, if any, shall be distributed to the holders of Class B shares, including the Sponsor in its role as a Class B shareholder, until they have received 5% of the residual profit earned by the Project Entity.
4. Fourth, the balance of Available Cash shall be distributed to the Sponsor.

No distributions will be made to investors until the buildings are occupied and generating net income. We estimate that the first units will be available for lease 15 months after construction starts. The Company plans to refinance loans and return invested funds around month 30, at which time we will have reached stabilization. If refinancing is not prudent, we will look to sell by month 60.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Class B Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Managers will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Class B Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

● The LLC Agreement prohibits the sale or other transfer of Class B Shares without the Managers' consent.
● If you want to sell your Class B Shares the Managers will have the first right of refusal to buy it, which could make it harder to find a buyer.
● Even if a sale were permitted, there is no ready market for Class B Shares, as there would be for a publicly traded stock.
● For a period of one year, you won't be allowed to transfer the Class B Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Class B Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Class B Shares may be modified or amended only with the consent of the Manager.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class B Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Class B Shares, while all of the Sponsor Shares will be owned by the Managers.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Class B Shares have no right to vote or otherwise participate in the management of the Company, the Managers, who will own all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Managers have the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class B Shares. For example, the Managers could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Joel Miller and Tim Mulcahy each own 50% of the interests in the Company. Therefore, Mr. Miller and Mr. Mulcahy together effectively control the Company.

How the Managers' Exercise of Rights Could Affect You

The Managers has full control over the Company and the actions of the Managers could affect you in a number of different ways, including these:
● The Managers decide whether and when to sell the project, which affects when (if ever) you will get your money back. If the Managers sell the project "too soon," you could miss out on the opportunity for greater appreciation. If the Managers sell the project "too late," you could miss out on a favorable market.
● The Managers decide when to make distributions, and how much. You might want the Managers to distribute more money, but the Managers might decide to keep the money in reserve or invest it into the project.
● The Managers could decide to hire themselves or their relatives to perform services for the Company and establish rates of compensation higher than fair market value.
● The Managers could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
● The Managers decide on renting the project, including the terms of any lease.
● The Managers decide how much of their own time to invest in the project.
● The Managers could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class B Shares was determined by the Managers based on the Managers' opinion about the value of the project.

The Managers don't expect there to be any reason to place a value on the Class B Shares in the future. If we had to place a value on the Class B Shares, it would be based on the amount of money the owners of the Class B Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Managers Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal'' licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500; plus

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
● Don't include money invested by the principals of the Company
● Don't include money you've borrowed from banks or other financial institutions
● Don't include credit card debt
● Third parties includes friends and family members
● Do include money you borrowed (not from banks or other financial institutions)
● Do not include this Regulation Crowdfunding offering

No other offerings of securities have been made in the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
● Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
● Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
● Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Acquisition fee	Paid at closing	Joel Miller & Tim Mulcahy	The Manager of the Company	$176,000
Asset Management Fee	Starts 26 months after construction begins	Joel Miller & Tim Mulcahy	The Manager of the Company	$15,345 per month
Developer fee	Spread over project timeframe	Joel Miller & Tim Mulcahy	The Manager of the Company	$1,965,966

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited Liability Company Act on April 26, 2023. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit G: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as *Exhibit H: Background Checks.*

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://wallstreetcapitalpartners.net/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit C: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is nothing additional to report.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

See Exhibit K for test the waters materials.

EXHIBIT A: SOURCES AND USES

DEVELOPMENT BUDGET (at Const. Start)

LAND	Total	Per Unit	Per/NRSF	% of Total
Purchase Price	$8,800,000	$176,000	$218.47	21.23%
Acquisition Costs	355,040	7,101	8.81	0.86%
SOFT COSTS				
Ad Valorem Taxes	94,304	1,886	2.34	0.23%
Architectural & Engineering	350,000	7,000	8.69	0.84%
Construction Interest	976,829	19,537	24.25	2.36%
Financing	442,356	8,847	10.98	1.07%
Furniture, Fixtures & Equipment	100,000	2,000	2.48	0.24%
Insurance	264,760	5,295	6.57	0.64%
Marketing	100,000	2,000	2.48	0.24%
Operating Deficits	66,433	1,329	1.65	0.16%
Overhead & Administration Fees	1,965,947	39,319	48.81	4.74%
Permits & Fees	399,929	7,999	9.93	0.96%
Soft Cost Contingency (3.0%)	185,133	3,703	4.60	0.45%
HARD COSTS	.			
Hard Costs (Input/GMP = $431/$431)	26,475,950	529,519	657.30	63.88%
Hard Cost Contingency (1.0%)	264,760	5,295	6.57	0.64%
Commercial (TI, Legal & Commissions)	605,615	12,112	15.04	1.46%
TOTAL PROJECT COST	**$41,447,054**	**$828,941**	**$1,028.97**	**100.00%**

INITIAL CAPITALIZATION

	Construction	Mezz. Loan	LP	GP	CO-GP	Total
Contribution	$24,868,233	$0	$15,492,909	$724,495	$361,418	$41,447,054
LTC	60.00%	0.00%				60.00%
Equity Contr. %			93.45%	4.37%	2.18%	100.00%
Rate/Pref	8.50%	13.00%	9.00%	9.00%	9.00%	8.70%

RETURN ON COST TRENDS & CASH FLOW

Description	In-Place	Constr. Start	Stabilization	Sale
Date	May-23	Aug-23	Jun-25	Jul-28
Month	Mo.(3)	Mo.1	Mo.23	Mo.60
GROSS POTENTIAL RENT	$3,242,418	$3,266,467	$3,456,870	$3,793,313
All-In Rent (Market Rate)	*$6.71*	*$6.76*	*$7.15*	*$7.96*
Vacancy & Collection Loss (3.50%)	(113,485)	(114,326)	(120,990)	(132,766)
Other Income	0	0	0	0
EFFECTIVE GROSS INCOME	$3,128,933	$3,152,141	$3,335,879	$3,660,547
Operating Expenses	(762,621)	(766,433)	(772,988)	(877,854)
per Unit per Year	*(15,252)*	*(15,329)*	*(15,460)*	*(17,557)*
Operating Expense Ratio	*24.4%*	*24.3%*	*23.2%*	*24.0%*
NET OPERATING INCOME	**$2,366,312**	**$2,385,708**	**$2,562,891**	**$2,782,693**
Commercial Income	317,364	317,364	317,364	344,364
Return on Cost	**6.47%**	**6.52%**	**6.95%**	**7.54%**
Debt Service (I%Yr 7.2% ; N 30 Yrs; PV $24.9M)	($1,694,389)	(1,694,389)	(1,694,389)	(1,694,389)
NOI AFTER DEBT SERVICE	$989,287	$1,008,683	$1,185,865	$1,432,668
Debt Coverage Ratio	*1.58*	*1.60*	*1.70*	*1.85*
Debt Yield	*9.5%*	*9.6%*	*10.3%*	*11.2%*
Below the Line Debits/Credits				(136,775)
NET CASH FLOW				$1,295,892

PROJECT SUMMARY

Land Summary (Net)

		Delivery & Absorption			**Commercial**	**Apartments**
Square Feet:	26,035	**First Units:**	Month 15	Density:		83.66 du/ac
Acres:	0.60	**Constr. Period:**	21 Months	Parking Spaces:	104	38
Purchase Price:	$8,800,000	**Unit Delivery:**	7 Units/Mo	Parking Ratio:	7.2 /1k SF	0.76 to 1
Per Acre:	*$14,723,564*	**Absorption:**	6 Units/Mo	Product Type:		Podium
Per SF:	*$338.01*			Buildings:		3
				Stories:		4

Growth	**2023**	**2024**	**2025**	**2026**	Constr. Type:		III
Market Rent	3.00%	3.00%	3.00%	3.00%			
Hard Costs	0.00%	3.00%	3.00%	3.00%	**Exit Cap Rate:**	**5.25%**	**5.25%**

Unit Mix

Studio ■1BR ■2BR ■3BR

0% 4% 0%

2BR

3BR

90%

Summary	**Units**	**Unit Mix**	**Total NRSF**	**Average NRSF**	**Rent/Month**	**Rent/NRSF**
Market Rate Units	50	100.0%	40,280	806	$3,915	$4.86
Amenity Premiums					103	0.13
Monthly Recurring Charges					1,385	1.72
All-In Market Rate					**$5,404**	**$6.71**
Below Market Rate	0	0.0%	0	0	0	0.00
GRAND TOTAL	50	100%	40,280	806	$5,404	$6.71
Commercial	5		14,379	2,876	$27,839	$23.23

WATERFALLS

	LP	**GP**	*CO-GP*
Preferred Return (9.00%) paid Pari Passu	93.45%	4.37%	*2.18%*
Tier 1: After pref. to a 9.00% IRR, split	93.45%	4.37%	*2.18%*
Tier 2: From a 9.00% IRR to a 12.00% IRR, split	90.00%	10.00%	*0.00%*
Tier 3: From a 12.00% IRR to a 15.00% IRR, split	85.00%	15.00%	*0.00%*
Residual: After a 15.00% IRR, split	75.00%	20.00%	*5.00%*

KEY DATES

JV Closing:	Aug-23	Mo.1
Cnstr. Start:	Aug-23	Mo.1
First Units:	Oct-24	**Mo.15**
Final Units:	Apr-25	**Mo.21**
Stabilization:	Jun-25	Mo.23
Disposition:	**Jul-28**	**Mo.60**

RESIDUAL VALUE & PROFIT

Date	Jul-28
Month	Mo.60
Gross Sales Proceeds	$59,562,986
Per Unit	*$1,191,260*
Closing Costs	($653,936)
NET SALE PROCEEDS	$58,909,050
Debt Retirement	($39,715,847)
NET CASH FROM SALE	$19,193,203
Return of Equity	($16,578,822)
CASH TO DISTRIBUTE	**$2,614,382**

PARTNERSHIP DISTRIBUTIONS & RETURNS

Distribution From Sale	**LP**	**GP**	**CO-GP**	**Total**
Preferred Return	$772,492	**$36,124**	$18,021	$826,637
Promotes	11,517,669	**2,600,171**	491,767	14,609,607
Subtotal	$12,290,161	**$2,636,295**	$509,787	**$15,436,244**
Other Distributions				
Pref. From Operations	$542,400	**$25,364**	$12,653	$580,418
Pref. From Refi.	3,243,780	**151,689**	75,671	3,471,140
Cash Flow From Operations	(31,897)	**(1,492)**	(744)	(34,133)
Subtotal	$3,754,284	**$175,561**	$87,580	$4,017,425
TOTAL PROFIT	$16,044,445	**$2,811,857**	$597,368	$19,453,670
Equity Multiplier	2.04 x	**4.88 x**	2.65 x	2.17 x
Levered IRR	**22.65%**	**46.71%**	**29.89%**	**24.45%**
Unlevered IRR				14.33%

FEE SCHEDULE

Property Mngmnt. Fee (3.00%):	0
Acquisition Fee (2.00%):	176,000
Asset Mgmt. Fee (0.33%):	398,928
Constr. Mgmt. Fee (0.00%):	0
Development Fee (5.00%):	1,965,947
Disposition Fee (0.00%):	0
TOTAL FEES	**$2,540,875**

Capital Stack & Profit



GP FEES
GP FEES
LP
LAND
MEZZ.
DEBT

EXHIBIT B: PROJECT OVERVIEW

912-920 King Street & 116 S Henry Street

Multifamily Mixed Use Property

Old Town, Alexandria

PROJECT OVERVIEW


116 S
Henry
109 S
Patrick
912-920
King
Lee-Fendall House
Museum & Garden
Carlyle House
Historic Park
Old Town Alexandria
Waterfront
King St-Old
Town Metrorail
Alexandria
The George
Washington Masonic...
Temporarily closed
King St
Duke St
N Patrick St
S Patrick St
Holland Ln
Eisenhower Ave
Russell Rd
VIRGINIA
DISTRICT OF COLUMBIA

PROJECT OVERVIEW

- Four distinct buildings, built on two sites located in the heart of Old Town

  ▲ 912-920 King Street: 31 residential units + approx. 3,650 square feet of retail

  ▲ 116 S Henry Street: 17 residential Units + approx. 1,500 square feet of retail

  ▲ 109 S Patrick Street: 4-story luxury 2-over-2 townhouse

  ▲ Downham Way Parking System: located in alley between 116 S Henry and 109 S Patrick, accessible from both streets. 142 parking spaces serving resi and retail uses



ELEVATIONS & PROJECT STATS



N Fayette
S Fayette St
King St
N Patrick St
S Patrick St
N Alfred St
S Alfred St
Downham Way
Downham Way
Emerson Alley
Prince St
Prince St
Smuggler's Aly
1
2
3
7
7
1





116 S HENRY STREET

116 S HENRY STREET



- Approx. 20,000 GSF (excl. roof deck)
- 17 Residential Units
- ~ 1,500 square feet of retail
- Unit Mix:

	Henry	Patrick	King	Total
Studio	2	0	0	2
JR 1 BR	6	0	24	30
True 1 BR	5	0	6	11
JR 2 BR	2	0	0	2
True 2 BR	2	0	1	3
3 BR +	0	2	0	2
Total	17	2	31	50





109 S PATRICK STREET



109 S PATRICK STREET



- ▲ Approx. 5,600 GSF (excl. roof deck)
- ▲ 2 Luxury Residential Units
- ▲ Lower Unit: 4BR/3BA, approx. 2,500 sf
- ▲ Upper Unit, 3BR/2.5BA, approx. 2,200 sf
- ▲ Upper Unit includes large private terrace and private elevator





912-920 KING STREET





912-920 KING STREET



▲ Approx. 32,000 GSF (excl. roof deck)

▲ 31 Residential Units

▲ ~ 3,600 square feet of retail

▲ Unit Mix:

	Henry	Patrick	King	Total
Studio	2	0	0	2
JR 1 BR	6	0	24	30
True 1 BR	5	0	6	11
JR 2 BR	2	0	0	2
True 2 BR	2	0	1	3
3 BR +	0	2	0	2
Total	17	2	31	50



PARKING SYSTEM

PARKING SYSTEM OVERVIEW


King St
S Patrick St
S Patrick St
S Patrick St
Downham Way
Downham Way
Downham Way
Richmond Hwy
1
1
on Alley

- Project is required to maintain 85 public parking spots + residential needs
- Traditional concrete garage on either site posed several challenges:
  - Width and Height requirements
  - Turn radii needed
  - Number of spaces needed to satisfy uses
  - Impact on useable land
  - Depth required to achieve targets
- Conclusion: Traditional concrete garage was unsuitable

PARKING SYSTEM OVERVIEW



King St
S Patrick St
S Patrick St
Downham Way
Downham Way
Downham Way
1
2
3
Richmond Hwy
S Patrick St
on Alley

- Solution: Automated Parking System
- Carries key advantages over conventional structured parking:
  - Flexible enough to fit within the limited available area
  - Utilizes a fraction of the space of a traditional garage, freeing up space for meaningful development on S Henry Street
  - Able to achieve **all** parking (142 spaces total) above grade
- Parking System allowed a single-use site to accommodate three distinct uses

HOW DOES IT WORK?

▲ Driver begins by parking in an available entry bay

▲ Each entry bay is fully enclosed - no access to storage area

▲ Lighting and television screens with visual cues guide driver to the appropriate stopping point

▲ Driver turns off engine, takes keys, and exits the bay, taking a ticket on the way out

▲ Outer bay door closes and inner door opens. Car is collected by Transfer Car (T-Car) and stored until driver returns

▲ When driver returns, process is reversed



PARKING SYSTEM ELEVATION



ENTRY/EXIT CABIN

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Construction Challenges: The COVID-19 pandemic both revealed and created many challenges in the construction manufacturing and building sector. Among other things: unforeseen bottlenecks and delays in the supply chain; constraints on the availability of raw materials and components; sudden and dramatic price increases; and the shortage of skilled labor.

Rising Interest Rates: Interest rates have risen significantly over the last 12 months as the Federal Reserve has tried to cool down the economy and thereby reduce inflation, which reached a 40-year high. Historically, rising interest rates have been associated with declines in real estate values and construction spending, as consumers face higher mortgage payments.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, the Sponsor will manage all aspects of the Company and its business. Furthermore, if the Sponsor or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

● You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

● You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

EXHIBIT D: REG CF INVESTMENT AGREEMENT

OLD KING HENRY LLC

This is an Investment Agreement, entered into on _____ by and between Old King Henry, LLC (the "Company") and _____ ("Purchaser").

Background

I.   The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II.   The Company and its members are parties to an agreement captioned "Limited Liability Company Agreement" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

    2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as _____ [Number of Shares] "Class B Shares" for _____ [Purchase Price] (the "Shares").

    2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

    6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10. **Governing Law**. Your relationship with us shall be governed by the internal laws of the State of Delaware, without considering principles of conflicts of law.

11. **Arbitration**.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Delaware, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.   **Notices**. All notices between us will be electronic. You will contact us by email at joel.miller@wscf.net. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   **Effect of Acceptance**. Even when we accept your subscription by countersigning below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17.   **Miscellaneous Provisions**.

17.1.   **No Transfer**. You may not transfer your rights or obligations.

17.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: OLD KING HENRY, LLC

By: _____

    Joel Miller, Managing Member

EXHIBIT E: LIMITED LIABILITY COMPANY AGREEMENT

OLD KING HENRY LLC

This is an Agreement, entered into and effective on September 5, 2023, by and among Old King Henry LLC, a Delaware limited liability company (the "Company"), the sponsors, Joel Miller and Timothy Mulcahy ("Sponsor" or the "Manager"), and the persons who purchase Class A or Class B Shares following the date of this Agreement, which may include the Manager and its affiliates. The Class A and Class B Members and the Manager are sometimes referred to as "Members" in this Agreement.

Background

The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. §18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

    1.1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

    1.2. **Name**. The name of the Company shall be "Old King Henry LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

    1.3. **Purpose**. The purpose of the Company shall be to acquire, own, develop, manage, lease and ultimately sell three sites in Alexandria VA, 912-920 King Street, 116 S. Henry Street and 109 S Patrick Street (the "Property"), as described more fully in the Form C of the Company dated September 5, 2023 and available on www.smallchange.co, as amended (the "Disclosure Document"), and engage in any other business in which limited liability companies may legally engage under the Act. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

    1.4. **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2. **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Contributions of Members**. Only Class A and Class B Members shall be required to contribute capital to the Company. The Manager shall not be required to contribute to the Company unless, and to the extent that, it chooses to become a Class B Member and make contributions as such. The capital contributions of Members are referred to in this Agreement as "Capital Contributions."

2.2.   **Other Required Contributions**. Except as provided in section 2.1, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. The Manager or its affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.　　No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.　　Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.　　No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5.　　**No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.　　**ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.　　**Shares**. As of the date of this Agreement, the limited liability company interests of the Company shall be denominated by Sixteen Million (16,000,000) "Shares," of which Fifteen Million (15,000,000) shall be denominated as "Class A Shares" and One Million (1,000,000) as "Class B Shares." All of the Class A Shares shall be owned by the Class A Members, and all of the Class B Shares shall be, and are, owned by the Investors in the Offering listed on SmallChange.co and the Manager. The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

3.2.　　**Preemptive Rights**.

3.2.1.　　**In General**. Before issuing New Shares, the Manager shall notify each Member, including in such notice the rights and preferences of the New Shares, the price of each New Share, the aggregate number of New Shares the Manager is seeking to sell, each Member's *pro rata* number of New Shares (based on the respective Capital Contributions of each Member), how the proceeds from the sale of New Shares will be used. Each Member shall, within fifteen (15) business days of such notice, notify the Manager of the aggregate number of New Shares such Member wishes to purchase, if any. If a Member fails to respond to the Manager's notice by the close of business on the fifteenth (15th) business day following the date of the Manager's notice, such Member shall be deemed to have declined to purchase any New Shares.

3.2.2.　　**Allotment**. If Members wish to purchase fewer than all of the New Shares the Manager is seeking to sell, then each Member shall purchase the number of New Shares such Member specified in his, her, or its response, and the remaining New Shares may be sold to third parties. If Members wish to purchase more than all of the New Shares the Manager is seeking to sell, then (i) each Member shall be entitled to purchase that number of New Shares equal to the lower of (A) his, her or its *pro rata* number of New Shares, or (B) the number of New Shares such Member specified in his, her, or its response; and (ii) if there are any New Shares remaining after applying the foregoing clause, then each Member who chose to purchase a number of New Shares in excess of his, her, or its *pro rata* number shall purchase that portion of the remaining New Shares equal to a fraction, the numerator of which is the total number of New Shares such Member specified in his, her, or its response and the denominator of which is the total number of New Shares specified in the responses of all such Members.

3.2.3.   **Restrictions Based on Offering Requirements**. The Manager may limit the rights described in this section 3.2 to Members who satisfy the requirements of an exemption used to offer and sell the New Shares without registration under section 5 of the Securities Act of 1933. For example, if the New Shares are being offered under 17 CFR §230.506(c), the Manager may limit the rights described in this section 3.2 to Members who are then "accredited investors" under 17 CFR §230.501(a).

3.3.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Interests, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.4.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.5.   **Tokenization of Shares**. The Manager may, but shall not be required to, cause some or all the Shares to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Shares.

3.6.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Definitions**.

4.1.1.   "Capital Transaction" means any sale, refinancing, or other transaction customarily considered as capital in nature with respect to the Property.

4.1.2.   "Net Capital Proceeds" means the proceeds from a Capital Transaction (including proceeds from condemnation or insurance from damage or destruction to the extent not reinvested, other than business interruption or rental loss insurance proceeds) minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, (iv) other costs customarily taken into account in calculating net proceeds, and (v) amounts added to Reserve Accounts.

4.1.3. "Operating Cash Flow" means cash flow from the ordinary rental operations of the Property (not from Capital Transactions), as determined in the sole discretion of the Manager, taking into account all revenue and all expenses of the Company and any additions to or withdrawals from Reserve Accounts.

4.1.4. "Preferred Return" means, with respect to each Class A Member, a cumulative, non-compounded return of 9% per year on such Class B Member's Unreturned Investment, measured from the date the Class B Member's Capital Contribution was released from escrow and transferred to the Company's account.

4.1.5. "Reserve Accounts" means accounts established and maintained by the Company to fund anticipated cash needs.

4.1.6. "Unreturned Investment" means, with respect to any Member, the amount of such Member's Capital Contribution reduced by the aggregate amount of any distributions such Member has received pursuant to section 4.2.2(d).

4.2. **Distributions**.

4.2.1. **In General**. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash, whether Operating Cash Flow or Net Capital Proceeds, amongst all Members as follows: i) 75% to the holders of Class A shares and ii) 25% to the holders of Class B shares and the Sponsor.

Distribution of the funds referred to in 4.3 (ii) shall be as follows:

(a) First, the Available Cash shall be distributed to the holders of Class B shares, including the Sponsor in its role as a Class B shareholder, until they have received their Preferred Return for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the the holders of Class B shares, including the Sponsor in its role as a Class B shareholder, until they have received any shortfall in the Preferred Return for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the holders of Class B shares, including the Sponsor in its role as a Class B shareholder, until they have received 5% of the residual profit earned by the Project Entity.

(d) Fourth, the balance of Available Cash shall be distributed to the Sponsor.

4.2.2. **Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.2. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.2.3. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.2.4. **Reinvestments**. Notwithstanding section 4.2.2 and section 4.2.3, the terms "Net Capital Proceeds" and "Operating Cash Flow" does not include any amounts the Manager elects to reinvest in the Property.

4.2.5. **Other Classes of Interest**. If, pursuant to section 3.1, the Manager creates additional classes of limited liability company interest in the future, the holders of such additional classes shall have such rights to distributions as are set forth when such additional classes are created, notwithstanding sections 4.2.1 and 4.2.2.

4.2.6. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.2.7. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.3. **Allocations of Profits and Losses**.

4.3.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.3.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.3.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.3.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.3.5. **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. **ARTICLE FIVE: MANAGEMENT**

5.1. **Management by Manager**.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Joel Miller and Timothy Mulcahy as the "manager" within the meaning of 6 Del. C. §18-101(12). In that capacity Joel Miller and Timothy Mulcahy are referred to in this Agreement as the "<u>Manager</u>."

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Shares from time to time; (ii) issue Shares to any person for such consideration as the Manager maybe determine in its sole discretion, and admit such persons to the Company as Members; (iii) make all decisions concerning the Property; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions; (ix) determine the information to be provided to the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company and the Property; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company or the Property; and (xvi) dissolve the Company.

5.1.4. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5. **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager, or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4. **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5. **Formation Expenses**. The Company shall reimburse the Manager for the cost of forming the Company and offering Shares to investors, including legal and accounting expenses.

5.6. **Compensation of Manager and Affiliates**.

5.6.1. **Asset Management Fee**. Each month, from months 26 through month 132, the Manager shall be entitled to an asset management fee equal to one $11,308 per month.

5.6.2. **Acquisition Fee**. As compensation for its services in organizing the Company, the Manager shall be entitled to a one-time fee equal to $176,000.

5.6.3. **Other Compensation**. The Manager and its affiliates may be engaged to perform other services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members.

5.7. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney in fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets classe(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered

Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company, including pursuant to the Management Agreement; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such

Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member the same information, but for the entire fiscal year, as well as such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects, or the law so requires.

7.4. **Right of Inspection**.

7.4.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Members or any information regarding the Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company

Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Transfers by Members**.

8.1.1.   **In General**. A Member (a "Transferor") may not sell, transfer, dispose of, or encumber (each, a "Transfer") any of his, her, or its Shares (the "Transferred Shares"), without or without consideration, except as set forth in this Article Eight. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.2.   **First Right of Refusal**.

(a)   **In General**. In the event a Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Shares (the "Transfer Shares"), then he, she, or it shall notify the Manager, specifying the Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days.

(3)   If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3.   **Application to Entities**. In the case of a Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a) (i) the Transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the Transferred Shares shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.5.   **Rights of Assignee**. Until and unless a person who is a transferee of Shares is admitted to the Company as a Member pursuant to section 8.1.6 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6.   **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1 shall have the right to become a Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

(a)   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b)   A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(c)   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d)   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.7.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2.   **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Member, neither the Company nor the Manager shall have the obligation to purchase the Shares owned by such Member, nor shall such Member have the obligation to sell his, her, or its Shares. Instead, the legal successor of such Member shall become an assignee of the Member pursuant to section 9.1.5, subject to all of the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly formed corporation equivalent to his, her, or its Shares.

8.4.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.5.   **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Shares of the Company or, alternatively, all of the issued and outstanding Shares, then, upon notice of the sale or other disposition, each Member, or each Member, shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members, or Members, would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member, or Member, shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (iii) each Member, or Member, shall grant to the Manager a power of attorney to act on behalf of such Member, Member, in connection with such sale or other disposition; and (iv) each Member, or Member, shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6.   **Mandatory Redemptions**.

8.6.1.   **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.6.2.   **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.6.3.   **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.6 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.7.   **Section 1031 Exchange**. The Manager may exchange the Property for other property in a transaction described in Code section 1031, but only if, in connection with such transaction, each Class A Member is given the option to sell all (but not less than all) his, her, or its Class A Shares back to the Company for an amount equal to the amount such Class A Member would receive if all the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company.

8.8.   **Fair Market Value of Assets**.

8.8.1.   **In General**. For purposes of section 8.5, section 8.6.3, and section 8.7, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.8.2. **Special Rules**.

(a) **Designation of Representative**. If the Shares of more than one Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.8.3. **Cost of Appraisals**. The Company on one hand and theMember(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.8.1. If a third appraiser is required, the parties shall share the cost equally.

8.9. **Withdrawal**. A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, a Member who transfers a Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, (ii) the determination of the Manager to dissolve. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with Article Four.

9.2.3. **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Member of all or any portion of his, her or its Shares except that, where the assignee of the Shares owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Member.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6.   An amendment that adds to its own obligations or responsibilities;

11.1.7.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.9.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. An amendment that conforms to the Disclosure Document;

11.1.14. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Member or requiring a Member to make additional Capital Contribution; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.4, shall require the consent of the Manager and Members holding a majority of the Shares.

11.3. **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Members (for example, to increase the Preferred Return of one or more Members), without the consent of any other Member, provided that any such increase does not decrease the distributions to any other Members. Any such amendment may be affected by a letter agreement between the Manager and the affected Member(s).

11.4. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.4.2. An amendment that would require any Member to make additional Capital Contributions; and

11.4.3. An amendment that would impose personal liability on any Member.

11.5. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member (who may be all Members, or only holding a given class of Shares) in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Members holding at least Twenty Percent (20%) of the Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Member does not respond for an additional ten (10) calendar days following the reminder such Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. ARTICLE TWELVE: MISCELLANEOUS

12.1.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of a Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3.   **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4.   **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10.   **Execution by Members**. It is anticipated that this Agreement will be executed by Members through the execution of a separate Investment Agreement.

12.11.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.12.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

   IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


OLD KING HENRY, LLC

By _Joel Miller_ _____

box SIGN   1V7P55R7-4ZQ6YBLQ

Joel Miller, Managing Member


EXHIBIT F: SUMMARY OF THE LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Delaware pursuant to the Delaware Limited liability company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT G: FINANCIAL STATEMENTS

Old King Henry LLC
A Delaware Limited Liability Company

Financial Statement (Unaudited) and Independent Accountant's Review Report
April 26, 2023 (Inception)

OLD KING HENRY LLC

TABLE OF CONTENTS



To the Managing Members of
Old King Henry LLC
Atlanta, GA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statement of Old King Henry LLC (the "Company"), which comprise the balance sheet as of April 26, 2023 (inception) and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statement does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
August 31, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

OLD KING HENRY LLC
BALANCE SHEET (UNAUDITED)
As of April 26, 2023 (inception)

ASSETS	
Current Assets:	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	$ -
Members' Equity	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of this financial statement.

OLD KING HENRY LLC
NOTES TO THE FINANCIAL STATEMENT (UNAUDITED)
As of April 26, 2023 (inception)

NOTE 1: NATURE OF OPERATIONS

Old King Henry LLC (the "Company") is a Delaware limited liability company formed on April 26, 2023 under the laws of Delaware. The Company was formed for the purpose of real estate construction and development of multifamily housing in Alexandria, Virginia.

As of April 26, 2023 (inception), the Company has not yet commenced planned operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates
The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Significant Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to credit risk and changes to regulations governing the Company's industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

OLD KING HENRY LLC
NOTES TO THE FINANCIAL STATEMENT (UNAUDITED)
As of April 26, 2023 (inception)

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition
Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of April 26, 2023 (inception).

OLD KING HENRY LLC
NOTES TO THE FINANCIAL STATEMENT (UNAUDITED)
As of April 26, 2023 (inception)

Organizational Costs
In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, provision for income tax is not recorded in the financial statement. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of April 26, 2023 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

OLD KING HENRY LLC
NOTES TO THE FINANCIAL STATEMENT (UNAUDITED)
As of April 26, 2023 (inception)

NOTE 4: MEMBERS' EQUITY

No membership units have been issued and no capital has been contributed to the Company as of April 26, 2023 (inception).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

Pursuant to the terms of the Company's limited liability company operating agreement (the "Operating Agreement"), the Company and its business shall be managed, controlled and operated by the members.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Regulation Crowdfunding Offering
The Company intends to initiate a Regulation Crowdfunding offering of its membership interests in 2023.

Agreement for Assignment and Assumption of Real Estate Purchase Contract
In May 15, 2023, an agreement for assignment and assumption of real estate purchase contract was entered into by and between Galena Capital Partners LLC, a Virginia limited liability company ("Galena" or "assignor"), and Old King Henry LLC ("buyer" or "assignee"). Galena is the contract purchaser under an agreement for sale and redevelopment of 912-920 King Street and 116 South Henry Street, Alexandria, Virginia, between Galena and the City of Alexandria, effective December 6, 2019, as amended (the "City Contract"); subject to the terms and conditions of the City Contract, Galena has the right and obligation to acquire certain parcels of real property owned by the City of Alexandria located at 912-920 King Street and 116 South Henry Street, in the City of Alexandria, Virginia (collectively, the "Real Property"), as more particularly described in the City Contract.

OLD KING HENRY LLC
NOTES TO THE FINANCIAL STATEMENT (UNAUDITED)
As of April 26, 2023 (inception)

Pursuant to the agreement for assignment and assumption of real estate purchase contract, the assignor agrees to sell and assign, and the assignee/buyer agrees to purchase and assume subject to the terms and conditions of this agreement all of assignor's right, title and interest in the City Contract, garage contract, project contracts and permits and plans (collectively, the "Property").

The purchase price for the Property is $4,500,000. The Company shall then have the right and obligation to close with the City of Alexandria on the purchase of the certain real estate property as set forth in the City Contract (the "Real Property"), which recites purchase prices for the Real Property totaling $5,300,000, bringing Company's total purchase price obligations to acquire the Property and the Real Property, including the purchase price paid under the assignment contract, to $9,800,000, plus other amounts due under this agreement and the City Contract.

Membership Interests Issuance
After inception, the Company issued membership interests to its two co-founders.

Management's Evaluation
Management has evaluated all subsequent events through August 31, 2023, the date the financial statement was available to be issued. There are no material events requiring disclosure or adjustment to the financial statement.

EXHIBIT H: BACKGROUND CHECKS



1. Name of covered person: Old King Henry LLC
2. Date: 7.3.2023

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Old King Henry LLC likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

 

1. Name of covered person: Old King Henry LLC
2. Date: 7.3.2023

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Old King Henry LLC likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No information indicating other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



crowdcheck badactorreport

1. Name of covered person: Joel A. Miller
2. Date: 7.3.2023

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Joel A. Miller is likely: **Not disqualified**	!
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.	✓

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



Details: No information indicating a regulated person order was found.

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** In February 2009, Joel Miller filed Joint Chapter 7 Bankruptcy in the State of Georgia. Additionally, in 2018 the state of Georgia filed a tax lien for the amount of $4,503.	⚠️

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

 

1. Name of covered person: Timothy T. Mulcahy
2. Date: 7.3.2023

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Timothy T. Mulcahy is likely: **Not disqualified**	✔
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✔

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No other additional information was found..	✅

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EXHIBIT I: RENTAL COMPARABLES

OLD TOWN ALEXANDRIA RENTAL COMPARABLES

NAME	DEVELOPER/MANAGER	ADDRESS	YEAR BUILT	UNITS	UNIT TYPE	MARKET PRICE RANGE	SQUARE FOOTAGE	COST PER SQ FT	CONCESSION SPECIALS	NET EFFECTIVE RENT	COST PER SQ FT	OCC %
						Market Rent		PSF			PSF	
Old Town Rentals *Henry Street*	Ardament	116 South Henry Street Alexandria, VA 22314	2024	2	Studio	$2,423	481	$5.04		$2,423	$5.04	0%
				12	1BD 1BA	$2,864	640	$4.69		$2,864	$4.48	
				2	2BD 2BA PH	$5,695	1068	$4.53		$5,695	$5.33	
				1	3BD 2BA PH	$6,995	1544	$4.03		$6,995	$4.53	
				17	Average	$3,247	724	$4.48	No Specials	$3,247	$4.48	
Old Town Rentals *King Street*	Ardament	912 - 920 King Street Alexandria, VA 22314	2024	3	Studio	$2,565	577	$4.45		$2,565	$4.45	0%
				27	1BD 1BA	$3,139	715	$4.39		$3,139	$4.39	
				1	2BD 2BA PH	$5,995	1277	$4.93		$5,995	$4.69	
				31	Average	$3,185	720	$4.43	No Specials	$3,185	$4.43	
Alexan Florence *showing available units only* ***Inferior Location - North Old Town***	Bozzuto	901 S 15th St Arlington, VA 22202	2021	1	Studio	$2,939	501	$5.87		$2,939	$5.87	97%
				8	1BD 1BA	$3,463	751	$4.61		$3,463	$4.61	
				1	2BD 2BA	$5,017	1054	$4.76		$5,017	$4.76	
				10	Average	$3,566	756	$4.72	No Specials	$3,566	$4.72	
Gables Old Town North *showing available units only* ***Inferior Location - North Old Town***	JBG	520 12th St S Arlington, VA 22202	2018	1	Studio	$2,182	579	$3.77		$2,182	$3.77	98%
				6	1BD 1BA	$2,731	740	$3.69		$2,731	$3.69	
				4	2BD 2BA	$3,998	1201	$3.33		$3,998	$3.33	
				11	Average	$3,142	893	$3.52	No Specials	$3,142	$3.52	
The Asher *showing available units only* ***Inferior Location - Old Town West***	Van Metre	620 North Fayette Street Alexandria, VA 22314	2012	3	Studio	$2,704	583	$4.64		$2,704	$4.64	93%
				6	1BD 1BA	$2,443	747	$3.27		$2,443	$3.27	
				9	Average	$2,530	693	$3.65	No Specials	$2,530	$3.65	
AVERAGES - SUBJECT PROPERTY AND THE ASHER NOT INCLUDED				30		$3,100	787	$3.94		$3,100	$3.94	96%
AVERAGES - SUBJECT PROPERTY NOT INCLUDED				21		$3,344	828	$4.04		$3,344	$4.04	97%
No current unit available - estimate rent taken from rent roll/costar												
Only showing comparable units												

April 1, 2023

OLD TOWN ALEXANDRIA RENT COMPARABLES

KING STREET

April 1, 2023

Floorplan	Avg SF	# Units	Rent/Unit	Rent/SF	Total Annual Rent	Total SF
Studio	577	3	$2,565	$4.45	$7,695	1,731
1BD 1BA	560	3	$2,662	$4.75	$7,986	1,680
1BD 1BA	666	6	$2,960	$4.44	$17,760	3,996
1BD 1BA	729	11	$3,201	$4.39	$35,211	8,019
1BD 1BA	757	4	$3,261	$4.31	$13,044	3,028
1BD 1BA	860	3	$3,580	$4.16	$10,740	2,580
2BD 2BA PH	1,277	1	$6,295	$4.93	$6,295	1,277
TOTALS/AVERAGES	**720**	**31**	**$3,185**	**$4.43**	**$1,184,772**	**22,311**
Studio	577	3	$2,565	$4.45	$92,340	1,731
1BD 1BA	715	27	$3,139	$4.39	$1,016,892	19,303
2BD 2BA PH	1,277	1	$6,295	$4.93	$75,540	1,277

OLD TOWN ALEXANDRIA RENT COMPARABLES

HENRY STREET

April 1, 2023

Floorplan	Avg SF	# Units	Rent/Unit	Rent/SF	Total Annual Rent	Total SF
Studio	481	2	$2,423	$5.04	$4,846	962
1BD 1BA	561	6	$2,630	$4.69	$15,780	3,366
1BD 1BA	618	4	$2,800	$4.53	$11,200	2,472
1BD 1BA	918	2	$3,695	$4.03	$7,390	1,836
2BD 2BA	1,068	2	$4,495	$4.21	$8,990	2,136
3BD 2BA	1,544	1	$6,995	$4.53	$6,995	1,544
TOTALS/AVERAGES	**724**	**17**	**$3,247**	**$4.48**	**$662,412**	**12,316**
Studio	481	2	$2,423	$5.04	$58,152	962
1BD 1BA	640	12	$2,864	$4.48	$412,440	7,674
2BD 2BA PH	1,068	2	$4,495	$4.21	$107,880	2,136
3BD 2BA PH	1,544	1	$6,995	$4.53	$83,940	1,544

OLD TOWN ALEXANDRIA RENT COMPARABLES

GABLES OLD TOWN NORTH

April 1, 2023

Bed	Avg SF	# Units	Rent/Unit	Rent/SF	Total Annual Rent	Total SF
Studio	579	1	$2,182	$3.77	$2,182	579
1BD 1BA	663	1	$2,430	$3.67	$2,430	663
1BD 1BA	740	1	$2,584	$3.49	$2,584	740
1BD 1BA	743	1	$2,790	$3.76	$2,790	743
1BD 1BA	743	1	$2,820	$3.80	$2,820	743
1BD 1BA	818	1	$2,940	$3.59	$2,940	818
1BD 1BA	734	1	$2,821	$3.84	$2,821	734
2BD 2BA	1,080	1	$3,600	$3.33	$3,600	1,080
2BD 2BA	1,111	1	$3,660	$3.29	$3,660	1,111
2BD 2BA	1,088	1	$3,698	$3.40	$3,698	1,088
2BD 2BA	1,523	1	$5,035	$3.31	$5,035	1,523
TOTALS/AVERAGES	**893**	**11**	**$3,142**	**$3.52**	**$414,720**	**9,822**
Studio	579	1	$2,182	$3.77	$26,184	579
1BR/1BA	740	6	$2,731	$3.69	$196,620	4,441
2BR/2BA	1,201	4	$3,998	$3.33	$191,916	4,802
Occupancy	98.3%					

OLD TOWN ALEXANDRIA RENT COMPARABLES

ALEXAN FLORENCE
April 1, 2023

Floorplan	Avg SF	# Units	Rent/Unit	Rent/SF	Total Annual Rent	Total SF
Studio	501	1	$2,939	$5.87	$2,939	501
1BD 1BA	737	2	$3,183	$4.32	$6,366	1,474
1BD 1BA	755	3	$3,631	$4.81	$10,893	2,265
1BD 1BA	756	3	$3,481	$4.60	$10,443	2,268
2BD 2BA	1,054	1	$5,017	$4.76	$5,017	1,054
TOTALS/AVERAGES	**756**	**10**	**$3,566**	**$4.72**	**$427,896**	**7,562**
Studio	501	1	$2,939	$5.87	$35,268	501
1BR/1BA	751	8	$3,463	$4.61	$332,424	6,007
2BR/2BA	1,054	1	$5,017	$4.76	$60,204	1,054
Occupancy	96.5%					

OLD TOWN ALEXANDRIA RENT COMPARABLES

THE ASHER

April 1, 2023

Floorplan	Avg SF	# Units	Rent/Unit	Rent/SF	Total Annual Rent	Total SF
Studio	510	1	$2,625	$5.15	$2,625	510
Studio	715	1	$2,885	$4.03	$2,885	715
Studio	525	1	$2,603	$4.96	$2,603	525
1BD 1BA	710	1	$2,254	$3.17	$2,254	710
1BD 1BA	710	1	$2,279	$3.21	$2,279	710
1BD 1BA	761	3	$2,530	$3.32	$7,590	2,283
1BD 1BA	780	1	$2,535	$3.25	$2,535	780
TOTALS/AVERAGES	**693**	**9**	**$2,530**	**$3.65**	**$273,252**	**6,233**
Studio	583	3	$2,704	$4.64	$97,356	1,750
1BD 1BA	747	6	$2,443	$3.27	$175,896	4,483
Occupancy	93.1%					

EXHIBIT J: RETURN CALCULATION

	Year 1	Year 2	Year 3	Year 4	Year 5	TOTAL
THE KING HENRY						
Calculation of return for Class B Investors						
Cash Inflows						
Class B Member Capital	$1,000,000	$0	$0	$0	$0	$1,000,000
LP Capital	$15,580,440	$0	$0	$0	$0	$15,580,440
Construction Loan	$12,748,348	$11,846,728	$275,583	$0	$0	$24,870,659
Rent - Apartments	$0	$1,436,213	$2,551,228	$2,627,765	$2,706,598	$9,321,804
Rent- Amenity Premiums	$0	$37,492	$67,399	$69,421	$71,503	$73,648
Rent - Recurring Charges	$0	$508,246	$902,827	$929,912	$957,809	$3,298,794
Rent - Commercial	$0	$29,068	$318,619	$326,948	$335,528	$1,010,163
Sales Proceeds	$0	$0	$0	$0	$59,562,492	$59,562,492
Total Inflows	**$29,328,788**	**$13,857,747**	**$4,115,656**	**$3,954,046**	**$63,633,930**	**$114,890,167**
Cash Outflows						
Purchase Price	($8,800,000)	$0	$0	$0	$0	($8,800,000)
Acquisition Costs	($355,040)	$0	$0	$0	$0	($355,040)
Ad Valorem Taxes	($78,063)	($16,257)	$0	$0	$0	($94,320)
Architectural & Engineering	($215,000)	($135,000)	$0	$0	$0	($350,000)
Construction Interest	($216,670)	($760,389)	$0	$0	$0	($977,059)
Financing	($432,511)	($13,500)	$0	$0	$0	($446,011)
Furniture, Fixtures & Equipment	($25,000)	($75,000)	$0	$0	$0	($100,000)
Insurance	($264,760)	$0	$0	$0	$0	($264,760)
Marketing	$0	($100,000)	$0	$0	$0	($100,000)
Operating Deficits	$0	($66,436)	$0	$0	$0	($66,436)
Overhead & Administration Fees	($1,123,409)	($842,557)	$0	$0	$0	($1,965,966)
Permits & Fees	($399,929)	$0	$0	$0	$0	($399,929)
Soft Cost Contingency (3.0%)	($119,841)	($65,413)	$0	$0	$0	($185,254)
Hard Costs	($17,127,292)	($9,348,658)	$0	$0	$0	($26,475,950)
Hard Cost Contingency (1.0%)	($171,273)	($93,487)	$0	$0	$0	($264,760)
Commercial (TI, Legal & Commissions)	$0	($330,031)	($275,583)	$0	$0	($605,614)
Loss to Lease	$0	($18,220)	($50,747)	($52,031)	($53,340)	($174,338)
Rental Vacancy & Collection Loss	$0	($190,011)	($121,475)	($125,127)	($128,890)	($565,503)
Rental - Lease Up - Concessions	$0	($155,732)	$0	$0	$0	($155,732)
Rental Operating Expenses	$0	($564,460)	($797,338)	($827,542)	($3,036,868)	($5,226,208)
Asset Management Fee	$0	$0	($125,390)	($136,789)	($136,789)	($398,968)
Development Fee	($1,123,409)	($842,557)	$0	$0	$0	($1,965,966)
Debt Service	($216,670)	($1,756,293)	($2,111,078)	($2,114,006)	($2,114,006)	($8,312,053)
Project Sale Closing Costs	$0		$0	$0	($653,931)	($653,931)
Project Sale Debt Retirement	$0		$0	$0	($24,870,660)	($24,870,660)
Total Cash Outflows	**($30,668,867)**	**($15,374,001)**	**($3,481,611)**	**($3,255,495)**	**($30,994,484)**	**($83,774,458)**
Net Cash Flow	**($1,340,079)**	**($1,516,254)**	**$634,045**	**$698,551**	**$32,639,446**	**$31,115,709**
Investor Capital	$1,000,000	$1,090,000	$1,188,100	$1,295,029	$1,411,582	
Preferred Return	$90,000	$98,100	$106,929	$116,553	$127,042	$538,624
Total Inflows	**$1,090,000**	**$1,188,100**	**$1,295,029**	**$1,411,582**	**$1,538,624**	**$538,624**
Class B Beginning Balance						$1,000,000
9% Preferred Return to Investor Members						$538,624
Net Sales Proceeds to Investor Members						$1,549,000
Total Preferred Return and Proceeds						$2,087,624
Total Investment, Preferred Return, and Proceeds						$3,087,624
Potential Cash Return to $50,000 Investors						*$154,381*
Potential Equity Multiple for $50,000 Investors						*3.09X*
Potential Cash Return to $5,000 Investors						*$15,438*
Potential Equity Multiple for $5,000 Investors						*3.09X*